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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Handspring, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
410293104
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.            410293104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership ("KPCB VIII") 77-0431351

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
13,848,663

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
13,848,663

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,848,663

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.8%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO.        410293104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
KPCB VIII Associates, L.P., a California limited partnership ("KPCB VIII Associates") 94-3240818

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
14,650,848 shares of which 13,848,663 are directly held by KPCB VIII and 802,185 shares are directly held by KPCB VIII Founders Fund, L.P., a California limited partnership ("KPCB VIII FF"). KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII FF.

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
14,650,848 shares of which 13,848,663 are directly held by KPCB VIII and 802,185 shares are directly held by KPCB VIII FF. KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII FF.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,650,848

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.4%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO.        410293104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
L. John Doerr

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
214,312 shares and 16,728 shares which are held by a trust of which Mr. Doerr is trustee. Mr. Doerr disclaims beneficial ownership of the shares held by the trust.

		6	SHARED VOTING POWER

14,666,518 shares of which 13,848,663 are directly held by KPCB VIII, 802,185 shares are directly held by KPCB VIII FF, and 15,670 shares are directly held by KPCB Information Sciences Zaibatsu Fund II, L.P., a California limited partnership ("KPCB ZF II"). Mr. Doerr is a general partner of KPCB VIII Associates and KPCB VII Associates, L.P., a California limited partnership ("KPCB VII Associates"), the general partner of KPCB ZF II. Mr. Doerr disclaims beneficial ownership of the shares directly held by KPCB VIII, KPCB VIII FF, and KPCB ZF II.

		7	SOLE DISPOSITIVE POWER
214,312 shares and 16,728 shares which are held by a trust of which Mr. Doerr is trustee. Mr. Doerr disclaims beneficial ownership of the shares held by the trust.

		8	SHARED DISPOSITIVE POWER

14,666,518 shares of which 13,848,663 are directly held by KPCB VIII, 802,185 shares are directly held by KPCB VIII FF, and 15,670 shares are directly held by KPCB ZF II. Mr. Doerr is a general partner of KPCB VIII Associates and KPCB VII Associates, the general partner of KPCB ZF II. Mr. Doerr disclaims beneficial ownership of the shares directly held by KPCB VIII, KPCB VIII FF, and KPCB ZF II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,897,558

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.5%

12	TYPE OF REPORTING PERSON
IN

Item 1

(a)	Name of Issuer:
Handspring, Inc.

(b)	Address of Issuer's Principal Executive Offices:
189 Bernardo Avenue Mountain View, CA 94043

Item 2

(a)	Name of Person Filing:
Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership. KPCB VIII Associates, L.P., a California limited partnership L. John Doerr

(b)	Address of Principal Business Office:
c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road, Menlo Park, California 94025

(c)	Citizenship:
The entities listed in 2(a) are California limited partnerships. The individual listed in 2(a) is a United States citizen.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
410293104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        Not Applicable

Item 4. Ownership.

        See rows 5-11 of cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Under certain circumstances set forth in the limited partnership agreements of KPCB VIII, KPCB VIII FF and KPCB ZF II, the general and limited partners of such entities may have the right to receive dividends on, or the proceeds from the sale of the securities of Handspring, Inc. held by, such entity. No such partner's rights relate to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10. Certification.

        Not Applicable

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2002

L. JOHN DOERR		KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP
Signature:	/s/ Susan Biglieri	Signature:	/s/ Brook H. Byers
	Susan Biglieri Attorney-in-Fact		Brook H. Byers A General Partner
KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner
		Signature:	/s/ Brook H. Byers
Brook H. Byers A General Partner

EXHIBIT A

Agreement of Joint Filing

        The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2002, containing the information required by Schedule 13G, for the securities of Handspring, Inc., held by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership, and with respect to the general partner, such other holdings as may be reported therein.

Date:    February 14, 2002

L. JOHN DOERR		KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP
Signature:	/s/ Susan Biglieri	Signature:	/s/ Brook H. Byers
	Susan Biglieri Attorney-in-Fact		Brook H. Byers A General Partner
KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner
		Signature:	/s/ Brook H. Byers
Brook H. Byers A General Partner

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SIGNATURES
EXHIBIT A Agreement of Joint Filing